Exhibit 99.1

ABTC Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis of the financial condition and results of operations of American Bitcoin Corp., a Delaware corporation (“ABTC”), should be read together with the consolidated condensed and combined financial statements and the related notes of ABTC and the other financial information included in the Exhibits to the Current Report on Form 8-K to which this Exhibit is attached (the “Current Report”). This discussion contains forward-looking statements that involve risks and uncertainties. ABTC’s actual business, financial condition, and results of operations could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those discussed below and elsewhere in the Exhibits to the Current Report. See “Cautionary Note Regarding Forward-Looking Statements” in the Current Report. ABTC’s historical results are not necessarily indicative of the results that may be expected for any period in the future.

Overview

ABTC is a purpose-built Bitcoin accumulation vehicle and aims to pursue that goal through a levered strategy that combines efficient Bitcoin mining, disciplined Bitcoin reserve expansion and focused ecosystem engagement. ABTC did not historically operate as a standalone company. Unless otherwise indicated, ABTC’s results of operations prior to April 1, 2025 reflected herein refer to the Bitcoin mining operations of Hut 8 Corp., a Delaware corporation (“Hut 8” and including its consolidated subsidiaries, “Parent”), represented by the “Bitcoin mining” sub-segment of Hut 8’s “Compute” segment. See “⸻Basis of Presentation” below.

ABTC, formerly known as ADC, was incorporated in the state of Delaware in November 2024. On March 31, 2025, Hut 8, ADC, and the stockholders of ADC entered into a Contribution and Stock Purchase Agreement (the “Contribution Agreement”), pursuant to which Hut 8 contributed to ADC substantially all of Hut 8’s wholly-owned Bitcoin miners, representing the business of ABTC, in exchange for newly issued Class B common stock of ADC, representing 80% of the total and combined voting power and 80% of the issued and outstanding equity interests of ADC after giving effect to the issuance (the “Contributions”). In connection with the Contributions, ADC was renamed American Bitcoin Corp. and became a majority-owned subsidiary of Hut 8.

In connection with the Contributions, Hut 8 and ABTC entered into the MMSA and the MCSA (each, as defined below) providing for Hut 8 and its personnel to perform day-to-day commercial and operational management services and Bitcoin mining colocation services to ABTC, respectively, in each case on an exclusive basis for so long as such agreements remain in effect. Hut 8 and ABTC also entered into the Shared Services Agreement, pursuant to which Hut 8 and its personnel would provide back-office support services to ABTC and a Put Option Agreement, pursuant to which Hut 8 has the right to sell to ABTC any Bitcoin miners purchased by Hut 8 under an agreement it has with Bitmain Technologies Georgia Limited (“Bitmain Georgia”) to purchase up to approximately 17,280 Bitmain U3S21EXPH Bitcoin miners (collectively, the “Bitmain Miners”) for a maximum aggregate purchase price of approximately $320.0 million, not including any applicable tariffs, duties or similar charges. On March 31, 2025, through the Contributions, ABTC became a majority-owned subsidiary of Hut 8.

In May 2025, ABTC entered into an Agreement and Plan of Merger with Gryphon Digital Mining, Inc. (Nasdaq: GRYP) (“Gryphon”), GDM Merger Sub I Inc. and GDM Merger Sub II LLC, pursuant to which Gryphon will acquire ABTC in a stock-for-stock merger transaction (the “ABTC Merger”). At the closing of the ABTC Merger, holders of ABTC capital stock will receive newly issued stock representing, in the aggregate, approximately 98% of the fully diluted outstanding stock of Gryphon as of immediately following the ABTC Merger. Upon the completion of the ABTC Merger, Gryphon is expected to reclassify its common stock as Class A common stock and create two new classes of common stock, Class B common stock and Class C common stock, be renamed “American Bitcoin Corp,” and trade on the Nasdaq Capital Market under the ticker symbol “ABTC.” The ABTC Merger is expected to close in early September 2025, subject to certain approvals and closing conditions.

On June 27, 2025, ABTC issued and sold 11,002,954 shares of its Class A common stock for aggregate gross proceeds in cash and Bitcoin of approximately $220.1 million, and aggregate net proceeds of approximately $215.3 million after deducting certain fees and expenses incurred in connection with the issuance, including aggregate commissions of $4.8 million. $10.0 million worth of the shares were sold for consideration of Bitcoin in lieu of cash at an exchange rate of one Bitcoin to $104,000. During the period from July 1, 2025 to September 2, 2025, ABTC used $205.6 million of these proceeds to purchase approximately 1,726 Bitcoin, at a weighted average price of approximately $119,120 per Bitcoin, to expand its strategic Bitcoin reserve.

On August 5, 2025, pursuant to the Put Option Agreement, Hut 8 assigned its option to purchase the Bitmain Miners to ABTC. ABTC exercised the option on August 5, 2025 and entered into an On-Rack Sales and Purchase Agreement (the “ABTC Bitmain Purchase Agreement”) with Bitmain Georgia to purchase the Bitmain Miners in one or more tranches for a total purchase price of up to approximately $320.0 million (subject to adjustments, offsets and costs as set forth in the ABTC Bitmain Purchase Agreement).

Concurrently with the execution of the ABTC Bitmain Purchase Agreement, ABTC purchased 16,299 of the Bitmain Miners, representing a total of approximately 14.02 EH/s, for a total purchase price of approximately $314.0 million, paid through the pledge of Bitcoin at a mutually agreed upon fixed price. Such purchase price was reduced by the application of a deposit and certain expenses of approximately $46.0 million previously paid to Bitmain Georgia by Hut 8 and which ABTC has agreed to repay to Hut 8 on or prior to December 31, 2025. Pursuant to the ABTC Bitmain Purchase Agreement, the remaining Bitmain Miners must be purchased by ABTC on or before October 5, 2025, and may be purchased with cash and/or by pledging additional Bitcoin. The Bitcoin pledged under the ABTC Bitmain Purchase Agreement has a redemption period of 24 months from each pledge date.

As of September 1, 2025, ABTC had accumulated approximately 2,443 Bitcoin in reserve, of which approximately 2,234 Bitcoin were pledged to Bitmain Georgia, and owned over 76,000 Bitcoin miners with a cumulative hashrate of approximately 24.2 EH/s and weighted average fleet efficiency of approximately 16.4 J/TH.

Basis of Presentation

Prior to effectuating the Contributions on March 31, 2025, ABTC’s operations were historically operated as the “Bitcoin mining” sub-segment of Hut 8’s “Compute” segment and not as a standalone company. ABTC’s condensed and combined financial statements included in Exhibit 99.2 to the Current Report, representing the historical assets, liabilities, operations and cash flows directly attributable to ABTC, have been prepared on a carve-out basis through the use of a management approach from Hut 8’s consolidated financial statements and accounting records and are presented on a stand-alone basis as if the operations have been conducted independently from Hut 8. Historically, separate financial statements have not been prepared for ABTC and it has not operated as a standalone business from Hut 8. ABTC’s condensed and combined financial statements included in Exhibit 99.2 to the Current Report have been prepared in accordance with generally accepted accounting principles, in the United States (“U.S. GAAP”). Following the Contributions on March 31, 2025, ABTC began operating as a standalone entity with its own accounting and financial records. ABTC’s condensed and combined balance sheet as of June 30, 2025 reflects the assets and liabilities that ABTC directly owns or is legally obligated to satisfy post-Contributions. Following the effectiveness of the Contributions on March 31, 2025, ABTC’s results of operations are the results directly attributed to its standalone operations rather than the Bitcoin mining operations of Hut 8.

Prior to effectuating the Contributions on March 31, 2025, the revenues and costs as well as assets and liabilities directly associated with what was historically Hut 8’s Bitcoin mining activities were included in ABTC’s condensed and combined financial statements included in Exhibit 99.2 to the Current Report, including Hut 8’s strategic Bitcoin reserve. However, upon the effectiveness of the Contributions on March 31, 2025, Hut 8 retained its strategic Bitcoin reserve and none of the Bitcoin were transferred to ABTC.

Prior to effectuating the Contributions on March 31, 2025, additional costs allocated to ABTC included corporate general and administrative expenses, which consisted of various categories, including but not limited to: employee compensation and benefits, professional services, facilities and corporate office expenses, information technology, interest expenses, and share-based compensation. The corporate and general administrative expenses allocated were primarily based on a percentage of revenue basis that was considered to be a reasonable reflection of the utilization of the services provided or benefit received during the periods presented, depending on the nature of the service received. Management believes that the assumptions underlying ABTC’s condensed and combined financial statements included in Exhibit 99.2 to the Current Report, including the expense methodology and resulting allocation, are reasonable for all periods presented. However, the allocations may not include all of the actual expenses that would have been incurred by ABTC and may not reflect its results had ABTC been a standalone company during the periods presented. Actual costs that might have been incurred had ABTC been a standalone company would depend on a number of factors, including the organizational structure, what corporate functions ABTC might have performed directly or outsourced, and strategic decisions that ABTC might have made in areas such as executive management, legal and other professional services, and certain corporate overhead functions. These costs also may not be indicative of the expenses that ABTC will incur in the future or would have incurred if ABTC had obtained these services from a third party.

Prior to effectuating the Contributions on March 31, 2025, all intracompany transactions within ABTC had been eliminated. All intercompany transactions between ABTC and Hut 8 were considered to be effectively settled in the financial statements at the time the transactions were recorded. The total net effect of these intercompany transactions were considered to be settled before the close of the Contributions on March 31, 2025, and are reflected in ABTC’s condensed and combined statement of cash flows within financing activities and in the condensed balance sheets as net Parent investment. On March 31, 2025, the total net Parent investment was settled. Subsequent to March 31, 2025, all intercompany transactions between ABTC and Hut 8 under the Master Management Services Agreement (the “MMSA”) and Master Colocation Services Agreement (the “MCSA”), each entered into on March 31, 2025, were reflected in ABTC’s financial statements.

Prior to effectuating the Contributions on March 31, 2025, ABTC’s equity balance in its condensed and combined financial statements included in Exhibit 99.2 to the Current Report represent the excess assets less total liabilities. Net Parent investment was primarily impacted by contributions from Hut 8, which were the result of net funding provided by or distributed to Hut 8. Subsequent to March 31, 2025, ABTC recorded and tracked all the transactions related to equity separate as on a standalone basis.

Prior to effectuating the Contributions on March 31, 2025, cash was managed through bank accounts controlled and maintained by Hut 8. ABTC did not have legal ownership of any bank accounts containing cash balances prior to March 31, 2025. As such, cash held in commingled accounts with Hut 8 was presented within net Parent investment on the condensed and combined balance sheets. Subsequent to March 31, 2025, ABTC set up its own legally separate bank accounts to directly settle its liabilities and to manage its own cash.

Prior to effectuating the Contributions on March 31, 2025, ABTC was not a co-obligor on Hut 8’s third-party, long-term debt obligations nor was ABTC expected to pay any portion of Hut 8’s third-party long-term debt. However, proceeds from Hut 8’s third-party debts were used to finance ABTC’s purchase of Bitcoin miners or directly used for Bitcoin mining-related activities and were included in ABTC’s condensed and combined financial statements included in Exhibit 99.2 to the Current Report. While ABTC is not a legal obligor, certain Bitcoin mining assets of the ABTC were pledged as collateral as disclosed in the notes to ABTC’s unaudited condensed and combined financial statements included in Exhibit 99.2 to the Current Report. Following the effectiveness of the Contributions on March 31, 2025, ABTC was no longer connected to any Hut 8’s third-party debt obligations.

References in this section to ABTC activity prior to April 1, 2025 refer to the historical operations conducted through the “Bitcoin mining” sub-segment of Hut 8’s or USBTC’s “Compute” segment, as applicable.

Bitcoin Mining

ABTC generates revenue from Bitcoin rewards by providing computation services to third-party mining pool operators, which combine the computing power of Bitcoin miners to increase the chance of solving a block and getting paid by the network. ABTC provides the service of performing computations of its Bitcoin miners to these mining pool operators and receives in return a payout of Bitcoin based on a contractual formula which primarily calculates the computing power provided to the mining pool as a percentage of the total computing power of the network, regardless of whether the mining pool actually receives the Bitcoin award from the network.

As of June 30, 2025, ABTC mined Bitcoin at three sites:

●	Alpha (Niagara Falls, New York);

●	Medicine Hat (Medicine Hat, Alberta); and

●	Salt Creek (Orla, Texas).

Until April 30, 2024, ABTC also had Bitcoin mining operations hosted at sites in Kearney, Nebraska and Granbury, Texas. ABTC also previously mined Bitcoin at a site in Drumheller, Alberta, which has been non-operational since March 2024. The closure was due to the site’s lack of profitability as a result of several factors, mostly elevated energy costs and underlying voltage issues.

During February and March 2025, ABTC’s mining activity was reduced due to a planned fleet upgrade, which was completed on April 4, 2025. During the three months ended June 30, 2025, the fleet upgrade resulted in higher efficiency Antminer S21+ miners, which improved Bitcoin Mining operations.

On April 1, 2025, pursuant to the MCSA and MMSA, ABTC entered into service orders with Hut 8 to host its Bitcoin miners at each of the three sites listed above, Alpha, Medicine Hat and Salt Creek. ABTC subsequently entered into a service order with Hut 8 to host additional Bitcoin miners at Hut 8’s Vega site, starting in August 2025.

Key Factors Affecting ABTC’s Performance

Price of Bitcoin

ABTC’s business is heavily dependent on the price of Bitcoin, which is traded globally and has historically experienced significant volatility. ABTC generates revenue from Bitcoin rewards that it earns through third-party mining pool operators. ABTC may also acquire Bitcoin through at-market purchases to further build its strategic reserve. ABTC adopted ASU 2023-08, effective January 1, 2022. Under ASU 2023-08, Intangibles-Goodwill and Other-Crypto Assets (Subtopic 350-60): Accounting for and Disclosure of Crypto Assets, Bitcoin is revalued at fair value at the end of each reporting period, with changes to fair value recognized in net income. As a result, fluctuations in the price of Bitcoin may significantly impact ABTC’s results of operations.

Bitcoin network difficulty and hashrate

ABTC’s business is not only impacted by the volatility in Bitcoin prices, but also by increases in the competition for Bitcoin production. This increased competition results from growth in network hashrate, driven by the overall quantity and quality of miners working to solve blocks on the Bitcoin blockchain, and the difficulty index associated with the secure hashing algorithm employed in solving the blocks. Increased difficulty reduces the mining proceeds of the equipment proportionally and eventually requires Bitcoin miners like ABTC to upgrade their equipment to remain profitable and compete effectively with other miners. Conversely, a decline in network hashrate results in a decrease in difficulty, increasing mining proceeds and profitability.

Block reward and halving

The current Bitcoin reward for solving a block is 3.125 Bitcoin. The Bitcoin network is programmed such that the Bitcoin block reward is halved every 210,000 blocks mined, or approximately every four years. These events are referred to as halving events. This reduction in reward spreads out the release of Bitcoin over a long period of time as fewer Bitcoin are mined with each halving. Bitcoin halving events impact the number of Bitcoin ABTC mines which, in turn, may have a potential impact on ABTC’s results of operations. The last halving event occurred in April 2024, and the next halving event is expected to occur in 2028.

Power Costs

Power costs are a significant component of ABTC’s cost to mine a Bitcoin. Power costs can be highly volatile and sensitive to various factors outside of ABTC’s control. ABTC is subject to variable power prices and market rate fluctuations through its MCSA with Hut 8, through which power costs are incurred as a pass-through expense. Increased power costs impact the profitability of ABTC’s Bitcoin mining operations. See “Risk Factors—ABTC is subject to risks associated with its need for significant electrical power” in Exhibit 99.1 to the Current Report on Form 8-K filed on July 3, 2025.

Non-GAAP Financial Measures

In addition to ABTC’s results determined in accordance with U.S. GAAP, ABTC relies on Adjusted EBITDA to evaluate its business, measure performance, and make strategic decisions. Adjusted EBITDA is a non-GAAP financial measure. ABTC defines Adjusted EBITDA as net income (loss), adjusted for the impacts of interest expense, income tax provision or benefit, depreciation and amortization, gain or loss on derivatives, the removal of non-recurring transactions, gain or loss on sale of property and equipment, loss from discontinued operations, and stock-based compensation expense in the periods presented. You are encouraged to evaluate each of these adjustments and the reasons ABTC’s Board and management team consider them appropriate for supplemental analysis.

ABTC’s Board and management team use Adjusted EBITDA to assess its financial performance as it allows them to compare its operating performance on a consistent basis across periods by removing the effects of its capital structure (such as varying levels of interest expense and income), asset base (such as depreciation and amortization), and other items (such as non-recurring transactions mentioned above) that impact the comparability of financial results from period to period.

Net income (loss) is the U.S. GAAP measure most directly comparable to Adjusted EBITDA. In evaluating Adjusted EBITDA, you should be aware that in the future ABTC may incur expenses that are the same as or similar to some of the adjustments in such presentation. ABTC’s presentation of Adjusted EBITDA should not be construed as an inference that its future results will be unaffected by unusual or non-recurring items. There can be no assurance that ABTC will not modify the presentation of Adjusted EBITDA in the future, and any such modification may be material. Adjusted EBITDA has important limitations as an analytical tool and you should not consider Adjusted EBITDA in isolation or as a substitute for analysis of ABTC’s results as reported under U.S. GAAP. Because Adjusted EBITDA may be defined differently by other companies in ABTC’s industry, ABTC’s definition of this non-GAAP financial measure may not be comparable to similarly titled measures of other companies, thereby diminishing its utility.

For a reconciliation to ABTC’s most directly comparable financial measure calculated and presented in accordance with U.S. GAAP, please see “—Results of Operations” below.

Results of Operations

Three Months Ended June 30, 2025 and 2024

	Three Months Ended
	June 30,		Increase
(in USD thousands)	2025	2024	(Decrease)
Revenue	$30,285	$13,913	$16,372

Cost of revenue (exclusive of depreciation and amortization shown below)	15,337	11,638	3,699

Operating expenses (income):
Depreciation and amortization	9,951	6,353	3,598
General and administrative expenses	3,642	7,023	(3,381)
(Gains) losses on digital assets	(3,037)	71,842	(74,879)
Total operating expenses (income)	10,556	85,218	(74,662)
Operating income (loss)	4,392	(82,943)	87,335

Other income (expense):
Interest expense	—	(2,565)	2,565
Gain on derivatives	—	17,219	(17,219)
Total other income	—	14,654	(14,654)

Income (loss) from continuing operations before taxes	4,392	(68,289)	72,681

Income tax (provision) benefit	(961)	8,490	(9,451)

Net income (loss) from continuing operations	$3,431	$(59,799)	$63,230

Loss from discontinued operations (net of income tax of nil and $0.5 million, respectively)	—	(1,262)	1,262

Net income (loss)	$3,431	$(61,061)	$64,492

Other comprehensive (loss) income:
Foreign currency translation adjustments	—	(8,204)	8,204
Total comprehensive income (loss)	$3,431	$(69,265)	$72,696

Adjusted EBITDA reconciliation:

	Three Months Ended
	June 30,		Increase
(in USD thousands)	2025	2024	(Decrease)
Net income (loss)	$3,431	$(61,061)	$64,492
Interest expense	—	2,565	(2,565)
Income tax (benefit) provision	961	(8,490)	9,451
Depreciation and amortization	9,951	6,353	3,598
Gain on derivatives	—	(17,219)	17,219
Non-recurring transactions (1)	857	1,675	(818)
Loss from discontinued operations (net of income tax of nil and $0.5 million, respectively)	—	1,262	(1,262)
Stock-based compensation expense	—	2,453	(2,453)
Adjusted EBITDA	$15,200	$(72,462)	$87,662

(1)	Non-recurring transactions for the three months ended June 30, 2025 represent approximately $0.9 million of ABTC related transaction costs. Non-recurring transactions for the three months ended June 30, 2024 represent approximately $1.5 million of miner relocation costs and $0.2 million of restructuring costs.

Revenue

Revenue was $30.3 million and $13.9 million for the three months ended June 30, 2025 and 2024, respectively. This $16.4 million increase was primarily driven by increased mining efficiencies at the Medicine Hat and Salt Creek sites as a result of ABTC’s fleet upgrade, which involved the installation of higher-efficiency machines. The fleet upgrade led to an increase in the number of Bitcoin mined (308 Bitcoin mined during the three months ended June 30, 2025, versus 212 Bitcoin mined during the three months ended June 30, 2024). Additionally, there was an increase in the average revenue per Bitcoin mined from $65,731 to $98,425 due to an increase in the price of Bitcoin.

Cost of revenue

Cost of revenue was $15.3 million and $11.6 million for the three months ended June 30, 2025 and 2024, respectively. This $3.7 million increase was primarily driven by the increased uptime of miners and an increase in the cost per megawatt hour of power from $32.76 to $41.91.

Depreciation and amortization

Depreciation and amortization expense was $10.0 million and $6.4 million for the three months ended June 30, 2025 and 2024, respectively. The $3.6 million increase was primarily driven by increased depreciation due to ABTC’s fleet upgrade resulting in a larger depreciable asset base.

General and administrative expenses

General and administrative (“G&A”) expenses were $3.6 million and $7.0 million for the three months ended June 30, 2025 and 2024, respectively. The $3.4 million decrease in G&A expenses was primarily driven by a $2.5 decrease in stock-based compensation expense and an overall decrease in G&A expenses resulting from savings realized from the Shared Services Agreement with Hut 8, which began on April 1, 2025.

(Gains) losses on digital assets

Gains on digital assets were $3.0 million for the three months ended June 30, 2025, compared to losses on digital assets of $71.8 million for the three months ended June 30, 2024. On March 31, 2025, in connection with the Contributions, Hut 8’s strategic Bitcoin reserve remained with Parent. Therefore, immediately following the effectuation of the Contributions on March 31, 2025, ABTC had no Bitcoin in reserve. Starting April 1, 2025, ABTC began to build its own strategic Bitcoin reserve. The number of Bitcoin attributable to the quarter ended June 30, 2025 was 404 under ABTC as a standalone entity compared to 9,102 attributable to the quarter ended June 30, 2024. The gains on digital assets for the three months ended June 30, 2025 were due to the increase in Bitcoin price from approximately $82,534 as of March 31, 2025, to approximately $107,173 as of June 30, 2025. In contrast, the price of Bitcoin as of March 31, 2024, of approximately $71,289 decreased to approximately $62,668 as of June 30, 2024.

Other income

Other income was nil for the three months ended June 30, 2025, compared to other income of $14.6 million for the three months ended June 30, 2024. The $14.6 million of other income was comprised of a $17.2 million gain on derivatives related to ABTC’s Bitcoin redemption option and call options, which was partially offset by $2.6 million of interest expense for the three months ended June 30, 2024, compared to no other income for the three months ended June 30, 2025 as ABTC had no debt or derivatives in the period.

Income tax (provision) benefit

ABTC’s income tax provision was $1.0 million for the three months ended June 30, 2025, compared to an income tax benefit of $8.5 million for the three months ended June 30, 2024. This $9.5 million increase was primarily due to deferred taxes related to the gains on digital assets for the three months ended June 30, 2025.

Results of Operations

Six Months Ended June 30, 2025 and 2024

	Six Months Ended
	June 30,		Increase
(in USD thousands)	2025	2024	(Decrease)
Revenue	$42,623	$44,270	$(1,647)

Cost of revenue (exclusive of depreciation and amortization shown below)	26,988	28,448	(1,460)

Operating expenses (income):
Depreciation and amortization	16,375	13,478	2,897
General and administrative expenses	18,010	18,829	(819)
Losses (gains) on digital assets	109,357	(202,698)	312,055
Loss on sale of property and equipment	2,454	—	2,454
Total operating expenses (income)	146,196	(170,391)	316,587
Operating (loss) income	(130,561)	186,213	(316,774)

Other income (expense):
Interest expense	—	(3,861)	3,861
Gain on derivatives	20,862	17,219	3,643
Total other income	20,862	13,358	7,504

(Loss) income from continuing operations before taxes	(109,699)	199,571	(309,270)

Income tax benefit (provision)	12,507	(25,406)	37,913

Net (loss) income from continuing operations	$(97,192)	$174,165	$(271,357)

Loss from discontinued operations (net of income tax of nil and $1.6 million, respectively)	—	(4,816)	4,816

Net (loss) income	$(97,192)	$169,349	$(266,541)

Other comprehensive (loss) income:
Foreign currency translation adjustments	4,467	(23,341)	27,808
Total comprehensive (loss) income	$(92,725)	$146,008	$(238,733)

Adjusted EBITDA reconciliation:

	Six Months Ended
	June 30,		Increase
(in USD thousands)	2025	2024	(Decrease)
Net (loss) income	$(97,192)	$169,349	$(266,541)
Interest expense	—	3,861	(3,861)
Income tax (benefit) provision	(12,507)	25,406	(37,913)
Depreciation and amortization	16,375	13,477	2,898
Loss on sale of property and equipment	2,454	—	2,454
Gain on derivatives	(20,862)	(17,219)	(3,643)
Non-recurring transactions (1)	2,239	2,411	(172)
Loss from discontinued operations (net of income tax of nil and $1.6 million, respectively)	—	4,816	(4,816)
Stock-based compensation expense	2,145	5,092	(2,947)
Adjusted EBITDA	$(107,348)	$207,193	$(314,541)

(1)	Non-recurring transactions for the six months ended June 30, 2025 represented approximately $2.2 million of ABTC related transaction costs. Non-recurring transactions for the six months ended June 30, 2024 represented approximately $1.5 million of miner relocation costs and $0.9 million of restructuring costs.

Revenue

Revenue was $42.6 million and $44.3 million for the six months ended June 30, 2025 and 2024, respectively. This $1.7 million decrease was primarily driven by a decrease in Bitcoin mined (443 Bitcoin mined during the six months ended June 30, 2025, versus 803 Bitcoin mined during the six months ended June 30, 2024). The decrease in Bitcoin mined was due to reduced uptime at the Medicine Hat and Salt Creek sites during February and March 2025 in order to complete the fleet upgrade. The decrease was also due to an increase in network difficulty and the halving event in April 2024. These decreases in Bitcoin mining revenue were partially offset by an increase in the average revenue per Bitcoin mined from $55,105 to $96,321 due to an increase in the price of Bitcoin.

Cost of revenue

Cost of revenue was $27.0 million and $28.4 million for the six months ended June 30, 2025 and 2024, respectively. This $1.4 million decrease was primarily driven by the termination of the third-party hosting agreement at the Kearney and Granbury sites in March 2024, which had a higher variable hosting fee, as well as reduced uptime of the miners at the Medicine Hat and Salt Creek sites in order to complete the fleet upgrade.

Depreciation and amortization

Depreciation and amortization expense was $16.4 million and $13.5 million for the six months ended June 30, 2025 and 2024, respectively. The $2.9 million increase was primarily driven by increased depreciation due to the fleet upgrade resulting in a higher depreciable asset base.

General and administrative expenses

G&A expenses were $18.0 million and $18.8 million for the six months ended June 30, 2025 and 2024, respectively. The $0.8 million decrease in G&A expenses was driven by an overall decrease in G&A expenses resulting from savings realized from the Shared Services Agreement with Hut 8, which began on April 1, 2025.

Loss (gains) on digital assets

Loss on digital assets was $109.4 million for the six months ended June 30, 2025, compared to gains on digital assets of $202.7 million for the six months ended June 30, 2024. On March 31, 2025, in connection with the Contributions, Hut 8’s strategic Bitcoin reserve remained with Parent. Therefore, immediately following the effectuation of the Contributions on March 31, 2025, ABTC had no Bitcoin in reserve. Starting April 1, 2025, ABTC began to build its own strategic Bitcoin reserve. The loss on digital assets for the six months ended June 30, 2025 was primarily due this decrease in Bitcoin held by ABTC (10,171 Bitcoin held as of December 31, 2024 compared to 404 Bitcoin held as of June 30, 2025). This was slightly offset by increased Bitcoin prices from approximately $93,354 as of December 31, 2024 to approximately $107,173 as of June 30, 2025. In contrast, gains of $202.7 million for the six months ended June 30, 2024, were due to the increase in the price of Bitcoin. The price of Bitcoin as of December 31, 2023, of approximately $42,288 increased to approximately $62,668 as of June 30, 2024.

Other income

Other income was $20.9 million and $13.4 million for the six months ended June 30, 2025 and 2024, respectively. This $7.5 million increase was primarily driven by an increase of $3.6 million in gain on derivatives related to the Bitcoin redemption option and call options and a decrease of $3.6 million in interest expense due to ABTC no longer incurring interest expense after March 31, 2025, as a result of the Contributions.

Income tax benefit (provision)

Income tax benefit was $12.5 million for the six months ended June 30, 2025, compared to an income tax provision of $25.4 million for the six months ended June 30, 2024. The decrease in income tax provision was primarily due to deferred taxes related to the losses on digital assets for the six months ended June 30, 2025.

Loss from discontinued operations

Loss from discontinued operations was nil and $4.8 million for the six months ended June 30, 2025 and 2024, respectively. On March 6, 2024, ABTC announced the closure of its Drumheller site in Alberta, Canada in connection with restructuring and optimization initiatives designed to strengthen financial performance. Of the $4.8 million loss related to the closure of the Drumheller site, $3.1 million was a result of the impairment of the long-term asset and $3.3 million loss was from other operational activities. These losses were partially offset by a $1.6 million income tax benefit.

Liquidity and Capital Resources

Historically, ABTC’s primary sources of liquidity included cash from Hut 8, proceeds from sales of Bitcoin, Hut 8’s strategic Bitcoin reserve, and capital raised from investors.

Subsequent to the effectuation of the Contributions on March 31, 2025, ABTC’s primary sources of liquidity include cash, capital raised from investors, and its strategic Bitcoin reserve, which ABTC started to accumulate following the effectiveness of the Contributions on March 31, 2025. ABTC’s primary cash needs are for working capital to support its operations, equipment financing, including the purchase of additional Bitcoin miners through the ABTC Bitmain Purchase Agreement, and to pursue open-market Bitcoin purchases.

On June 27, 2025, ABTC issued and sold 11,002,954 shares of its Class A common stock for aggregate gross proceeds in cash and Bitcoin of approximately $220.1 million, and aggregate net proceeds of approximately $215.3 million after deducting certain fees and expenses incurred in connection with the issuance, including aggregate commissions of $4.8 million. $10.0 million worth of the shares were sold for consideration of Bitcoin in lieu of cash at an exchange rate of one Bitcoin to $104,000. During the period from July 1, 2025, to September 2, 2025, ABTC used $205.6 million of these proceeds to purchase approximately 1,726 Bitcoin at a weighted average price of approximately $119,120.

Concurrently with the execution of the ABTC Bitmain Purchase Agreement, ABTC purchased 16,299 of the Bitmain Miners, representing a total of approximately 14.02 EH/s, for a total purchase price of approximately $314.0 million, paid through the pledge of approximately 2,234 Bitcoin at a mutually agreed upon fixed price after accounting for a deposit and certain expenses of approximately $46 million previously paid to Bitmain Georgia by Hut 8, which ABTC will repay on or prior to December 31, 2025.

ABTC’s ability to meet its anticipated cash requirements will depend on various factors including its ability to maintain its existing business, compete with existing and new competitors in existing and new markets and offerings, pursue strategic transactions, access capital markets, and respond to global and domestic economic, geopolitical, social conditions and their impact on demand for ABTC’s offerings.

ABTC believes that cash flows generated from capital raised from investors and its strategic Bitcoin reserve will meet its anticipated cash requirements in the short-term and long-term.

Cash Flows

The following table summarizes ABTC’s cash flows for the six months ended June 30, 2025 and June 30, 2024:

	Six Months Ended
	June 30,
(in USD thousands)	2025	2024
Cash flows used in operating activities	$(44,003)	$(28,592)
Cash flows provided by investing activities	$5,992	$48,973
Cash flows provided by (used in) financing activities	$243,936	$(20,381)

Operating Activities

Net cash used in operating activities was $44.0 million for the six months ended June 30, 2025, resulting from a net loss of $97.2 million, offset by the deduction of non-cash adjustments of $48.1 million and favorable changes in assets and liabilities of $5.1 million. Net cash used in operating activities was $28.6 million for the six months ended June 30, 2024, resulting from net income of $169.3 million, offset by non-cash adjustments of $195.5 million and unfavorable changes in assets and liabilities of $2.4 million.

Investing Activities

Net cash provided by investing activities totaled $6.0 million for the six months ended June 30, 2025, primarily consisting of $3.4 million in proceeds from Bitcoin sales, and $2.6 million in proceeds from the sale of property and equipment. Net cash provided by investing activities totaled $49.0 million for the six months ended June 30, 2024, consisting of $51.3 million in proceeds from Bitcoin sales, partially offset by $2.3 million in purchases of property and equipment.

Financing Activities

Net cash provided by financing activities was $243.9 million for the six months ended June 30, 2025, which was primarily a result of $955.2 million from the effectuation of the Contributions on March 31, 2025, and $205.3 million from a June 2025 private placement proceeds from the issuance of shares, net of fees, partially offset by the issuance of shares in accordance with the Contributions to Hut 8 of $115.8 million and to settle the net Parent investment from Hut 8 of $800.8 million. Net cash used in financing activities was $20.4 million for the six months ended June 30, 2024, primarily consisting of $9.8 million in loan repayments and $10.6 million of net Parent investment to Hut 8.

Critical Accounting Policies and Estimates

ABTC’s management’s discussion and analysis of its financial condition and results of operations is based on ABTC’s condensed and combined financial statements ended December 31, 2024 and June 30, 2025, included in Exhibit 99.1 to the Current Report on Form 8-K filed on July 3, 2025, and Exhibit 99.2 to the Current Report, respectively, which have been prepared in accordance with U.S. GAAP and require management to make estimates and assumptions that affect the reported amounts of assets and liabilities, contingent assets and liabilities, each as of the date of the condensed and combined financial statements, and revenues and expenses during the periods presented. On an ongoing basis, ABTC’s management evaluates these estimates and assumptions, and the effects of any such revisions are reflected in the combined financial statements in the period in which they are determined to be necessary. Actual outcomes could differ materially from those estimates in a manner that could have a material effect on ABTC’s condensed and combined financial statements. Set forth below are the policies and estimates that ABTC has identified as critical to its business operations and understanding its results of operations, based on the high degree of judgment utilized or complexity in their application.

While ABTC’s significant accounting policies are described in more detail in Note 2. Significant Accounting Policies and Recent Accounting Pronouncements to ABTC’s condensed and combined financial statements for the period ended December 31, 2024, and Note 2. Significant Accounting Policies and Recent Accounting Pronouncements to ABTC’s condensed and combined financial statements for the period ended June 30, 2025, included in Exhibit 99.2 to the Current Report, ABTC believes the following accounting policies and estimates to be the most critical to fully understand and evaluate this management discussion and analysis:

●	use of estimates;

●	fair value measurement;

●	digital assets;

●	property and equipment, net;

●	impairment of long-lived assets;

●	impairment of goodwill;

●	derivatives;

●	segment reporting;

●	revenue recognition;

●	cost of revenues (exclusive of depreciation and amortization);

●	stock based compensation;

●	income taxes;

●	foreign currency;

●	business combinations; and

●	Hut 8 net investment.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions about future events that affect the amounts reported in the financial statements and accompanying notes.

Future events and their effects cannot be determined with absolute certainty. Therefore, the determination of estimates requires the exercise of judgment. Actual results inevitably will differ from those estimates, and such differences may be material to the financial statements. The most significant accounting estimates inherent in the preparation of ABTC’s financial statements include estimates associated with revenue recognition, determining the useful lives and recoverability of long-lived assets, goodwill, impairment analysis digital assets, allocation of costs, derivatives, stock based compensation, and current and deferred income tax assets (including the associated valuation allowance) and liabilities.

Regulatory Update

On July 4, 2025, the One Big Beautiful Bill Act (“OBBBA”) was enacted into law, which includes a broad range of tax reform provisions, including extending and modifying certain key Tax Cuts and Jobs Act provisions (both domestic and international), and provisions allowing accelerated tax deductions for qualified property and research expenditures. ABTC is currently evaluating the potential impacts that the OBBBA may have on its financial position.

Quantitative and Qualitative Disclosures About Market Risk

Market Price Risk of Bitcoin

ABTC holds a significant amount of Bitcoin and intends to accumulate additional Bitcoin; therefore, ABTC is exposed to the impact of market price changes in Bitcoin. As of June 30, 2025, ABTC held 404 Bitcoin, and the fair value of a single Bitcoin was approximately $107,173. Therefore, the fair value of ABTC’s Bitcoin holdings as of June 30, 2025, was approximately $43.3 million. Declines in the fair market value of Bitcoin will impact the mark-to-market adjustments ABTC records every reporting period, as well as the cash value that would be realized if ABTC were to sell Bitcoin for cash, therefore having a negative impact on ABTC’s liquidity.

Custodian Risk

ABTC’s holds Bitcoin with third-party custodians that ABTC selects based on various factors, including their financial strength, security measures, insurance coverage and industry reputation. ABTC has also pledged Bitcoin as collateral in transactions with counterparties who hold ABTC’s Bitcoin in their own wallets. Custodian risk refers to the potential loss, theft, or misappropriation of ABTC’s Bitcoin assets due to operational failures, cybersecurity breaches, or financial difficulties experienced by these third parties. Although ABTC periodically monitors the financial health, insurance coverage, and security measures of its custodians and counterparties, reliance on such third parties inherently exposes ABTC to risks that it cannot fully mitigate.

Credit Risk

Credit risk arises from ABTC’s practice of pledging Bitcoin as collateral in transactions with counterparties. ABTC mitigates this risk by engaging with counterparties that it believes possess strong creditworthiness based on their size, credit quality, and reputation, among other factors. During the six months ended June 30, 2025, ABTC has not incurred any material loss from such transactions. However, there remains a risk that a counterparty could default on its obligations to ABTC, which might result in a material loss. ABTC continually assesses the credit risk associated with its counterparties and, if necessary, recognizes a loss provision or write-down. Credit risk also arises from ABTC placing its cash and demand deposits in financial institutions. Although ABTC strives to limit its exposure by placing cash and demand deposits with financial institutions with a high credit standing, there can be no assurances that ABTC is able to mitigate its credit risk.

Interest Rate Risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. ABTC may receive loans from Hut 8 or other lenders in which changes in market interest rates could affect ABTC’s operations over certain periods.

Tariff Risk

Changes in government and economic policies, incentives, or tariffs may also have an impact on Bitcoin mining equipment that ABTC imports. While the final scope and application of recently announced changes in U.S. trade policy remains uncertain at this time, higher tariffs on imports and subsequent retaliatory tariffs could adversely impact ABTC’s ability to import equipment at levels that are cost effective. ABTC plans to adjust accordingly to such developments.